FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2013 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On December 3, 2013, the registrant announced MOU with Shanghai ICC, Expands Business in China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: December 3, 2013	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz Announces MOU with Shanghai ICC, Expands Business in China

TowerJazz to offer Shanghai ICC’s customers technical and manufacturing capabilities using its mixed-signal and power technologies to meet demands for more energy efficient solutions

NISHIWAKI, Japan, December 3, 2013 – TowerJazz, the global specialty foundry leader, today announced the signing of a Memorandum of Understanding (MOU) with Shanghai ICC, launching an exclusive partnership to offer Shanghai ICC’s customers TowerJazz's technical and manufacturing capabilities using its mixed-signal CMOS and power technologies, while expanding TowerJazz’s business opportunities in China. Shanghai ICC is a non-profit group formed by the Chinese government to help grow China’s emerging IC companies. Shanghai ICC has a large technical team and a number of EDA licenses. Through collaboration with Shanghai ICC, TowerJazz will increase its sales potential and technical support.

TowerJazz has made a strong commitment to the China IC market with its Shanghai sales and technical office.  As part of this commitment, the foundry has been very focused on supplying the best possible local technical support.  Through the partnership with Shanghai ICC, TowerJazz gains access to Shanghai ICC’s excellent technical support and broad access to emerging China IC companies and other local potential customers.

Shanghai ICC has recently received many requests for technological capabilities with requirements beyond those that are available through Shanghai ICC’s network of technological support.  The partnership of TowerJazz and Shanghai ICC fills this need while providing the emerging China IC companies access to leading edge technical expertise to meet the ever challenging market demands for more energy efficient solutions.

“TowerJazz is a leading foundry in the mixed-signal CMOS and power arenas and we are excited to partner with them and expand our capabilities. By offering our customers access to TowerJazz’s specialty process platforms, we will enable exceptional design and manufacturing for even more of China’s emerging IC companies,” said Litian Zhang, General Manager of Shanghai ICC.

“We are very pleased to partner with Shanghai ICC; this is an extremely good fit for both companies. The combination of their technical support with our specialty offerings will enable superior solutions for emerging China IC companies. We look forward to working closely with Shanghai ICC and their customers to help advance the China market,” said Lei Qin, Country Manager of TowerJazz China.

About Shanghai ICC
Shanghai ICC (Shanghai IC Technology & Industry Promotion Center) is a non-profit organization formed by the Science & Technology Committee of Shanghai Municipality and the first National IC Design Industrialization Center, approved by the Ministry of Science & Technology. Shanghai ICC has an excellent technical team and provides MPW, EDA and testing services for local IC companies. Shanghai ICC has gained recognition from many partners and customers and has won high praise from the Chinese government for promoting the local IC industry.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RFCMOS, CMOS Image Sensor, Power Management (BCD), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform that enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Transfer Optimization and development Process Services to IDMs and fabless companies that need to expand capacity. TowerJazz offers multi-fab sourcing with two manufacturing facilities in Israel, one in the U.S., and one in Japan. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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Company Contact in Asia: Shoko Saimiya | 81-795-23-6609 | saimiya@towerjazz.com
Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com